EXHIBIT 99.1

Brookfield Acquires 100% Leasehold Interest in 666 Fifth Avenue’s  Office Condominium

Major Redevelopment of Iconic 1.5 MSF Office Building in Midtown Manhattan Planned

NEW YORK, Aug. 03, 2018 (GLOBE NEWSWIRE) -- Brookfield Asset Management (“Brookfield”) (NYSE: BAM; TSX: BAM.A; Euronext: BAMA) today announced it has acquired a 100% leasehold interest in 666 Fifth Avenue’s office condo, a 1.5-million-square-foot building in Midtown Manhattan, through one of its real estate investment funds. Brookfield Properties will operate the building and plans a major redevelopment program to upgrade it.

“With its ‘Main and Main’ location, direct transportation access and currently unrefined physical characteristics, 666 Fifth Avenue has the potential to be one of New York City’s most iconic and successful office properties,” said Ric Clark, Senior Managing Partner and Chairman, Brookfield Property Group. “Given Brookfield’s experience in successfully redeveloping and repositioning major office assets in New York and other cities around the world, we are well placed to capitalize on that opportunity.”

The term of Brookfield’s 100% leasehold interest in the office condominium, acquired from the Kushner Companies, will be 99 years.

Financial terms of the transaction were not disclosed.

Brookfield owns and operates more than 275 office buildings worldwide, with approximately $160 billion in real estate assets under management.

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately $285 billion in assets under management. The company has more than a 115-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Brookfield Properties is a premier real estate operating company that provides integrated services across the real estate investment strategies of Brookfield Asset Management. Brookfield’s global investing expertise and access to large-scale capital, combined with Brookfield Properties’ well-established position as the commercial landlord of choice in many of the world’s most dynamic markets, provides a unique advantage. It also assures premier-quality commercial premises and optimal outcomes for our tenants, business partners and the communities in which we operate. Our vertically integrated real estate capabilities are established in each of Brookfield’s target sectors and regions around the globe, ensuring that our assets are managed to maximize the tenant experience, with a focus on integrating new real estate technologies that keep us at the forefront of innovation and sustainability. For more information, visit brookfieldproperties.com.

Brookfield Contacts:

Suzanne Fleming
Communications
(212) 417-2421
suzanne.fleming@brookfield.com

Matt Cherry
Investor Relations & Communications
(212) 417-7488
matthew.cherry@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations, to successfully implement redevelopment and repositioning activities associated with acquired properties, and to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This release does not constitute an offer of any Brookfield fund.